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Exhibit 99.2

NORBORD INC.

REPORT ON VOTING RESULTS

ANNUAL MEETING OF SHAREHOLDERS

THURSDAY, MAY 2, 2019

The Annual Meeting of Shareholders of Norbord Inc. was held in Toronto, Ontario, Canada on Thursday, May 2, 2019 at 10:00 a.m. at the Albany Club, 91 King Street East, Toronto, Ontario. At this meeting there were 251 shareholders represented in person or by proxy holding 70,753,698 common shares and representing 86.64% of the Corporation’s 81,668,583 issued and outstanding common shares as of the record date of March 4, 2019.

The following is a summary of the votes cast by the common shareholders:

Election of Directors

All of the eight nominees proposed by management for election to the Board of Directors at the Annual Meeting were elected by acclimation. The directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. A total of 68,649,311 votes were cast by the common shareholders for the election of directors. The proxies received by management for the election of directors were as follows:

	Votes in Favour		Votes Withheld
Name	#	%	#	%
Jack L. Cockwell	47,104,562	68.62	21,544,749	31.38
Pierre Dupuis	66,140,802	96.35	2,508,509	3.65
Paul E. Gagné	67,534,335	98.38	1,114,976	1.62
J. Peter Gordon	52,697,938	76.76	15,951,373	23.24
Paul A. Houston	64,382,140	93.78	4,267,171	6.22
Denise M. Nemchev	67,373,724	98.14	1,275,587	1.86
Lori A. Pearson	54,105,268	78.81	14,544,043	21.19
Peter C. Wijnbergen	56,865,171	82.83	11,784,140	17.17

Appointment of Auditors

The resolution to appoint KPMG LLP, chartered accountants, as Norbord Inc.’s auditors to hold office until the next annual meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration, was adopted on a vote by a show of hands by a majority of the votes cast by the shareholders present or represented by proxy. The proxies received by management for the appointment of the auditors were as follows:

	Total Votes	% of Votes Cast
Votes in Favour	70,532,028	99.69
Votes Withheld	218,923	0.31

Total Votes Cast	70,750,951	100.00

Advisory Vote on Executive Compensation

The resolution to approve the adoption of an annual non-binding advisory vote by shareholders on executive compensation was adopted on a vote by a show of hands by a majority of the votes cast by the shareholders present or represented by proxy. The proxies received by management for the approval of the Say on Pay Advisory Vote were as follows:

2019 VOTING RESULTS

	Total Votes	% of Votes Cast
Votes in Favour	59,394,666	86.52
Votes Against	9,254,443	13.48

Total Votes Cast	68,649,109	100.00

Dated: May 2, 2019	(signed) E. G. Toomey
Elaine G. Toomey
Assistant Corporate Secretary

2019 VOTING RESULTS